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SECURITIES AND EXCHANGE COMMISSION

06009182

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PROCESSING SECTION
RECEIVED
2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/18/2004 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINGED KEEL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 BROADWAY, 21st FLOOR
(No. and Street)

NEW YORK | NY | 10018
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PRAMOD NAVANI ; (212) 527-8086
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PERL & ASCH CERTIFIED PUBLIC ACCOUNTANTS, P.C.
(Name – *if individual, state last, first, middle name*)

3010 WESTCHESTER AVENUE, PURCHASE NY 10577
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/20/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL B. LIEBESKIND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINGED KEEL SECURITIES, LLC, as of 12/31/2005, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public

JIMMY SABBAR
Notary Public, State of New York
No. 01SA6094357
Qualified in Queens County
Commission Expires June 16, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Winged Keel Securities, LLC
(A Development Stage Company)
Financial Statements
December 31, 2005

Winged Keel Securities, LLC
(A Development Stage Company)
Financial Statements
December 31, 2005

Table of Contents

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935

Independent Auditor's Report

To the Members of
Winged Keel Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Winged Keel Securities, LLC (a development stage company) as of December 31, 2005, and the related statements of income, changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended and for the period from November 18, 2004 (the effective date of registration with the Securities and Exchange Commission) to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Winged Keel Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended and from November 18, 2004 (the effective date of registration with the Securities and Exchange Commission) to December 31, 2005 in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perl & Asch CPAs P.C.

March 29, 2006

Winged Keel Securities, LLC
(A Development Stage Company)
Statement of financial condition
December 31, 2005

Assets

Current assets:		
Cash in bank	$1,419	
Deposit with NASD	385	
Total assets-all current		$1,804

Liabilities and members' equity
Liabilities

Current liabilities:		
Accrued expenses:		
Related party	$10,699	
Others	5,138	
Total liabilities-all current		$15,837

Members' equity

Members' deficit accumulated during the development stage		(14,033)
		$1,804

The accompanying notes are an integral part of these financial statements

Winged Keel Securities, LLC
(A Development Stage Company)
Statement of Income
For the year ended December 31, 2005, and the period November 18, 2004 (effective date of registration with the Securities and Exchange Commission) to December 31, 2005

	Year Ended December 31, 2005	For the period November 18, 2004 to December 31, 2005
Expenses:		
Administrative fees	$29,987	$92,548
Consulting services	17,411	17,936
Professional fees	2,588	4,063
Licenses and permits	1,013	3,978
Education and training	845	1,160
Miscellaneous	1,701	6,548
Penalty	1,000	1,000
Total expenses	54,545	127,233
Net loss	($54,545)	($127,233)

The accompanying notes are an integral part of these financial statements

Winged Keel Securities, LLC
(A Development Stage Company)
Statement of Members' equity
For the period November 18, 2004 (effective date of registration with the Securities and Exchange Commission) to December 31, 2005

Members' capital contributions	$123,840	
Member capital withdrawal	(10,640)	
Net loss accumulated during the development stage	(127,233)	
Members' deficit at December 31, 2005		($14,033)

Winged Keel Securities, LLC
(A Development Stage Company)
Statement of cash flows
For the year ended December 31, 2005, and the period November 18, 2004 (effective date of registration with the Securities and Exchange Commission) to December 31, 2005

	Year Ended December 31, 2005	For the period November 18, 2004 to December 31, 2005
Cash flows from operating activities:		
Net loss	($54,545)	($127,233)
Changes in operating assets and liabilities:		
(Increase) decrease in deposit with the NASD	620	(385)
Increase accrued expenses:		
Related party	10,699	10,699
Others	3,005	5,138
Net cash used by operating activities	(40,221)	(111,781)
Cash flow from financing activities:		
Members' capital contributions	3,200	123,840
Member- capital withdrawal	0	(10,640)
Net cash provided by financing activities	3,200	113,200
Increase in cash	(37,021)	1,419
Cash - beginning of period	38,440	0
Cash - end of period	$1,419	$1,419
Supplemental information:		
Interest paid	$0	$0
Taxes paid	$0	$0

Winged Keel Securities, LLC
(A Development Stage Company)
Statement of changes in liabilities subordinated to claims of general creditors
For the period November 18, 2004 (effective date of registration with the Securities and Exchange Commission) to December 31, 2005

Subordinated liabilities - beginning of the period	$0
Changes during the period	0
Subordinated liabilities - end of the period	$0

The accompanying notes are an integral part of these financial statements

Winged Keel Securities, LLC
(A Development Stage Company)
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
as of December 31, 2005

Stockholder's equity	($14,033)
Less: non allowable assets:	
Deposit with the NASD	(385)
Net capital	(14,418)
Net capital requirements	5,000
Capital deficiency-(see Note 3 to the financial statements)	($19,418)
Computation of aggregate indebtedness:	
Total liabilities	$15,837
Net capital	($14,418)
Ratio: Aggregate indebtedness to net capital	0.00%
Reconciliation with Company's computation: (included in Part II of Form X-17 A-5 as of December 31, 2005	
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	($9,280)
Audit adjustment-recording additional accrued expenses	(5,138)
Net capital per above	($14,418)

Winged Keel Securities, LLC
(A Development Stage Company)
Notes to financial statement
December 31, 2005

Note 1: Organization and nature of business

Winged Keel Securities, LLC (the Company) was organized Laws of the State of New York on September 24, 2003. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC). The Company is in the developmental stage and devotes all its efforts to establishing a new business and has not begun planned operations. The Company has not conducted any broker-dealer business, has not opened any accounts for clients, nor has it effected any broker-dealer transactions.

Note 2: Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all short-term investments, including money market funds, with maturities of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Income taxes

The Company files its federal and New York State tax returns as a partnership and income or loss is taxed to the members on their individual returns. Therefore, no provision for federal or state income taxes has been included in these financial statements.

The Company conducts business in New York City where a New York City Unincorporated Business Tax return is filed. The Company has not generated any revenue to the date of this report and accordingly, no New York City tax provision is required.

Winged Keel Securities, LLC
(A Development Stage Company)
Notes to financial statement
December 31, 2005

Note 3: Net capital requirements

The Company, a registered broker-dealer, is required under the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, to maintain minimum Net Capital, as defined by such rule, in the amount of $5,000. At December 31, 2005, the Company's Net Capital was deficient in the amount of $19,418.

Pursuant to SEC Rule 17a-11 the Company made the required net capital violation notification to both the NASD (National Association of Securities Dealers) and the SEC. As of the date of this report, the Company has restored its Net Capital sufficient to be in compliance with SEC Rule 15c3-1.

Note 4: Related party transactions:

The Company obtains substantially all of its administrative, operational support and use of facilities and equipment from a Corporation owned by two (2) of the Members of the Company. During the year ended December 31, 2005, the Company was charged approximately $29,900 for these services. From inception to December 31, 2005 these charges totaled approximately $97,000

Note 5: Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments.

The Company predominantly maintains its cash accounts with a bank located in New York, New York. The total cash balance is insured by the FDIC up to $100,000. At no time, through the date of this report, has the cash balance exceeded the insured limits.

Perl & Asch CERTIFIED PUBLIC ACCOUNTANTS, P.C.
3010 Westchester Avenue • Suite 305 • Purchase, New York 10577
Telephone (914) 694-1995 • Facsimile (914) 694-2935

Independent Auditor's Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Members of
Winged Keel Securities, LLC

In planning and performing our audit of the financial statements of Winged Keel Securities, LLC (the Company) for the year ended December 31, 2005 and for the period from November 18, 2004 (the effective date of registration with the Securities and Exchange Commission) to December 31, 2005 we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures in any of the following areas:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Safeguarding securities

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate inadequacy for such purpose. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered, broker dealers, and should not be used for any other purpose.

Perl & Asch Certified Public Accountants, P.C.
Purchase, New York

Perl + Asch CPAs P.C

March 29, 2006